PROSPECTUS SUPPLEMENT
To Prospectus Dated October 9, 1998             Filed pursuant to Rule 424(b)(3)
As Supplemented to Date                         Registration No. 333-57733


                                3,000,000 Shares

                                  PROVANT, INC.

                                  COMMON STOCK


     This Prospectus Supplement supplements PROVANT, Inc.'s Prospectus dated October 9, 1998 that forms a part of its Registration Statement on Form S-4 (File No. 333-57733) by providing the Company's consolidated results of operations for the three-month period ended September 30, 1998, together with comparable pro forma combined results for the three-month period ended September 30, 1997. This information comes from unaudited financial statements that management thinks reflects all adjustments (consisting of normal recurring adjustments) necessary to present the information fairly. The operating results for the three-month period ended September 30, 1998 do not necessarily indicate results to be expected for any future period. This Supplement should be read in conjunction with the Prospectus.

     Subsequent to October 9, 1998, PROVANT acquired, for $12.0 million in initial consideration, Strategic Interactive, Inc., a company that provides performance improvement services and products. The former stockholders of Strategic Interactive will be entitled to receive contingent consideration of cash and Common Stock in the year 2002 if certain performance criteria are met. The acquisition will be accounted for as a purchase transaction. The initial consideration was funded through the issuance of shares of Common Stock, cash flow from operations and borrowings under the Company's credit facility. As of October 31, 1998, $9.7 million was outstanding under the credit facility and $30.3 million was available for additional borrowings. Also as of this date, 784,608 shares of Common Stock have been issued under this Registration Statement in connection with acquisitions, and an undeterminable number of additional shares may become issuable under the Registration Statement as contingent consideration in such acquisitions.


                      [See operating results on next page.]













          The date of this Prospectus Supplement is November 10, 1998.





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                                 PROVANT, INC.
               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                       Three Months Ended
                                                                                         September 30,
                                                                                  ------------------------------
                                                                                     1997               1998
                                                                                  ----------        ------------
                                                                                  (Pro Forma        (Historical)
                                                                                   Combined)

Revenue....................................................................        $  17,738           $  23,710
Cost of revenue............................................................            8,056              10,148
                                                                                  ----------          ----------
Gross profit...............................................................            9,682              13,562
Selling, general and administrative expenses...............................            7,558              10,593
Goodwill amortization......................................................              334                 380
                                                                                  ----------          ----------
Income from operations.....................................................            1,790               2,589
Interest and other expense, net............................................                3                   3
                                                                                  ----------          ----------
Income before income taxes.................................................            1,787               2,586
Provision for income taxes.................................................              848               1,187
                                                                                  ----------          ----------
Net income.................................................................       $      939          $    1,399
                                                                                  ----------          ----------
Earnings per common share - basic..........................................       $     0.10          $     0.14
                                                                                  ==========          ==========
Earnings per common share - diluted........................................       $     0.09          $     0.13
                                                                                  ==========          ==========
Weighted average common shares outstanding - basic.........................            9,796              10,071
                                                                                  ==========          ==========
Weighted average common shares outstanding - diluted.......................           10,169              11,124
                                                                                  ==========          ==========



The unaudited pro forma combined statement of operations gives effect to the following as if they had occurred on July 1, 1997: (i) the combination of PROVANT's seven founding companies, (ii) the consummation of PROVANT's May 1998 IPO and the application of the IPO proceeds, (iii) acquisitions completed by one of the founding companies, (iv) a provision for income tax for those of PROVANT's founding companies that previously were taxed as S corporations, and
(v) the compensation differential between the salary, bonuses and benefits that the founding companies' principals had been receiving and what they agreed to receive prospectively in connection with the combination.